SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31897; 812-14507]

Good Hill Partners LP and Good Hill ETF Trust; Notice of Application

November 6, 2015

Agency:  Securities and Exchange Commission ("Commission").

Action:  Notice of an application for an order under section 6(c) of the Investment Company Act

of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and

rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections

17(a)(1) and (a)(2) of the Act.

Applicants:  Good Hill Partners LP ("Good Hill Partners") and Good Hill ETF Trust (the

"Trust").

Summary of Application:  Applicants request an order that permits: (a) series of certain open-end

management investment companies to issue shares ("Shares") redeemable in large aggregations

only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated

market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more

than seven days from the tender of Shares for redemption; and (d) certain affiliated persons of

the series to deposit securities into, and receive securities from, the series in connection with the

purchase and redemption of Creation Units.

Filing Dates:  The application was filed on June 30, 2015 and amended on October 16, 2015.

Hearing or Notification of Hearing:  An order granting the requested relief will be issued unless

the Commission orders a hearing.  Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on December 1, 2015, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Brent J. Fields, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, 1599 Post Road East, Westport, CT 06880.

For Further Information Contact: Kay-Mario Vobis, Senior Counsel, at (202) 551-6728, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

      1.      The Trust, a business trust organized under the laws of Massachusetts, intends to register with the Commission as an open-end management investment company. The applicants are requesting relief not only for the Trust and its initial series, Good Hill Short Duration Actively Managed ETF ("Initial Fund"), but also with respect to future series of the Trust, and to any registered open-end management investment companies or series thereof that may be created in the future and that utilizes active management investment strategies ("Future Funds" and

collectively with the Initial Fund, the "Funds").[1]  Funds may invest in equity securities or fixed

income securities traded in the U.S. or non-U.S. markets or a combination of equity and fixed

income securities, including "to-be-announced transactions" ("TBA Transactions")[2] and

depositary receipts ("Depositary Receipts").[3]  The securities, other assets, and other positions in

which a Fund invests are its "Portfolio Positions."[4]  The Trust currently expects that the Initial

Fund's investment objective will be to seek total return by investing, under normal market

conditions, at least 80% of its net assets in a portfolio of short duration fixed income securities.

2.　　　Each Fund will (a) be advised by Good Hill Partners or an entity controlling,

controlled by or under common control with Good Hill Partners (each such entity and any

successor thereto, an "Adviser")[5] and (b) comply with the terms and conditions stated in the

application.  Good Hill Partners is a Delaware limited partnership and is registered as an

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[1] All entities that currently intend to rely on the requested order are named as applicants and any Fund that currently intends to rely on the requested order is identified in the application.  Any other entity that relies on the requested order in the future will comply with the terms and conditions of the application.

[2] A TBA Transaction is a method of trading mortgage-backed securities.  In a TBA Transaction, the buyer and seller agree on general trade parameters such as agency, settlement date, par amount and price.  The actual pools delivered generally are determined two days prior to the settlement date.

[3] Depositary Receipts include American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs").  With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer.  The ADR is registered under the Securities Act of 1933 ("Securities Act") on Form F-6.  ADR trades occur either on a national securities exchange as defined in section 2(a)(26) of the Act ("Listing Exchange") or off-exchange.  Financial Industry Regulatory Authority Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis.  With respect to GDRs, the depositary may be a foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer.  All GDRs are sponsored and trade on a foreign exchange.  No affiliated persons of applicants, any Adviser (as defined below), Fund Sub-Adviser (as defined below), or Fund will serve as the depositary for any Depositary Receipts held by a Fund.  A Fund will not invest in any Depositary Receipts that the Adviser (or, if applicable, the Fund Sub-Adviser) deems to be illiquid or for which pricing information is not readily available.

[4] If a Fund invests in derivatives:  (a) the Fund's board of trustees periodically will review and approve (i) the Fund's use of derivatives and (ii) how the Fund's investment adviser assesses and manages risk with respect to the Fund's use of derivatives; and (b) the Fund's disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

[5] For the purposes of the requested order, a "successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act").  Any other

Adviser to a Fund will be registered under the Advisers Act.  The Adviser may retain sub-

advisers (each, a "Fund Sub-Adviser") in connection with the Funds; each Fund Sub-Adviser

will be registered under the Advisers Act or not subject to such registration.

3.     The Trust will enter into a distribution agreement with one or more distributors

("Distributor").  Each Distributor will be registered under the Securities Exchange Act of 1934,

as amended (the "Exchange Act"), and will act as Distributor and principal underwriter of the

Funds.  No Distributor will be affiliated with the Listing Exchange.  The Distributor of any Fund

may be an "affiliated person" or an affiliated person of an affiliated person of the Fund's Adviser

or Fund Sub-Adviser.

4.     Shares of each Fund will be purchased from the Trust only in large aggregations

of a specified number referred to as "Creation Units."  Creation Units may be purchased through

orders placed with the Distributor by or through an "Authorized Participant" which is either (a) a

broker-dealer or other participant in the Continuous Net Settlement ("CNS") System of the

National Securities Clearing Corporation ("NSCC"), a clearing agency that is registered with the

Commission, or (b) a participant ("DTC Participant") in the Depository Trust Company

("DTC"), and which in either case has executed a participant agreement with the Distributor with

respect to the creation and redemption of Creation Units.  Purchases and redemptions of the

Funds' Creation Units will be processed either through an enhanced clearing process available to

DTC Participants that are also participants in the CNS system of the NSCC (the "NSCC

Process") or through a manual clearing process that is available to all DTC Participants (the

"DTC Process").

5.    In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").[6] On any given Business Day,[7] the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or redemption, as the "Creation Basket." In addition, the Creation Basket will correspond pro rata to the positions in a Fund's portfolio (including cash positions),[8] except: (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement; (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[9] or (c) TBA Transactions, short positions, and other positions that cannot be transferred in kind[10]

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[6] The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[7] Each Fund will sell and redeem Creation Units on any day the Fund is open, including as required by section 22(e) of the Act (each, a "Business Day").

[8] The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

[9] A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[10] This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

will be excluded from the Creation Basket.[11]  If there is a difference between the net asset value

("NAV") attributable to a Creation Unit and the aggregate market value of the Creation Basket

exchanged for the Creation Unit, the party conveying instruments with the lower value will also

pay to the other an amount in cash equal to that difference (the "Balancing Amount").

      6.      Purchases and redemptions of Creation Units may be made in whole or in part on

a cash basis, rather than in kind, solely under the following circumstances:  (a) to the extent there

is a Balancing Amount, as described above; (b) if, on a given Business Day, a Fund announces

before the open of trading that all purchases, all redemptions or all purchases and redemptions on

that day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from

an Authorized Participant, a Fund determines to require the purchase or redemption, as

applicable, to be made entirely in cash;[12] (d) if, on a given Business Day, a Fund requires all

Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as

applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments,

respectively, solely because: (i) such instruments are not eligible for transfer through either the

NSCC Process or DTC Process; or (ii) in the case of Funds holding non-U.S. investments

("Global Funds"), such instruments are not eligible for trading due to local trading restrictions,

local restrictions on securities transfers or other similar circumstances; or (e) if a Fund permits an

Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the

Deposit Instruments or Redemption Instruments, respectively, solely because:  (i) such

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[11] Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

[12]  In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors.  For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser's size, experience and potentially stronger relationships in the fixed income markets.  Purchases of Creation Units either on an all cash basis or in kind are expected to be neutral to the Funds from a tax perspective.  In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Fund holding non-U.S. investments would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.[13]

7.      Each Business Day, before the open of trading on the Listing Exchange, each Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. The Listing Exchange or a major market data vendor will disseminate every 15 seconds throughout the trading day an amount representing the Fund's estimated NAV, which will be the value of the Fund's Portfolio Positions, on a per Share basis.

8.      An investor purchasing or redeeming a Creation Unit will be charged a fee ("Transaction Fee") to protect continuing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.[14] The Distributor will deliver a confirmation and Fund prospectus ("Prospectus") to the purchaser. In addition, the Distributor will maintain records of both the orders placed with it and the confirmations of acceptance furnished by it.

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[13] A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

[14] Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the cost to the Fund of buying those particular Deposit Instruments. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

9.      Beneficial owners of Shares may sell their Shares in the secondary market. Shares will be listed on a Listing Exchange and traded in the secondary market in the same manner as other equity securities. Applicants state that it is expected that one or more specialists or market makers (collectively, "Exchange Market Makers") will be assigned for the Shares of each Fund. The price of Shares trading on the Listing Exchange will be based on a current bid/offer market. Transactions involving the sale of Shares on the Listing Exchange will be subject to customary brokerage commissions and charges.

10.     Applicants expect that purchasers of Creation Units will include arbitrageurs and that Exchange Market Makers, acting in their unique role to provide a fair and orderly secondary market for Shares, also may purchase Creation Units for use in their own market making activities.[15] Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors.[16] Applicants state that because the market price of Creation Units will be disciplined by arbitrage opportunities, investors should be able to sell Shares in the secondary market at prices that do not vary materially from their NAV.

11.     Neither the Trust nor any Fund will be advertised or marketed as a conventional open-end investment company or mutual fund. Instead, each Fund will be marketed as an "actively-managed exchange-traded fund." Any advertising material that describes the features of obtaining, buying or selling Creation Units, or buying or selling Shares on the Listing

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[15] If Shares are listed on The NASDAQ Stock Market LLC ("Nasdaq") or a similar electronic Listing Exchange (including NYSE Arca), one or more member firms of that Listing Exchange will act as Exchange Market Maker and maintain a market for Shares trading on that Listing Exchange. On Nasdaq, no particular Exchange Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Exchange Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Exchange Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Exchange Market Maker will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares as discussed below.

[16] Shares will be registered in book-entry form only. DTC or its nominee will be the record or registered owner of all outstanding Shares. DTC or DTC Participants will maintain records of beneficial ownership of Shares.

Exchange, or where there is reference to redeemability, will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

12.     The Funds' website, which will be publicly available prior to the public offering of Shares, will include, or will include links to, each Fund's current Prospectus which may be downloaded.  That website, which will be publicly available at no charge, will also contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or the mid-point of the bid/ask spread at the time of calculation of such NAV (the "Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.  On each Business Day, before commencement of trading in Shares on the Listing Exchange, each Fund will also disclose on its website the identities and quantities of its Portfolio Positions held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.[17]

Applicants' Legal Analysis:

1.     Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (a)(2) of the Act.

2.     Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and

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[17] Under accounting procedures followed by the Funds, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1").  Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed

transaction from section 17(a) of the Act if evidence establishes that the terms of the proposed

transaction, including the consideration to be paid or received, are reasonable and fair and do not

involve overreaching on the part of any person concerned, and the proposed transaction is

consistent with the policies of the registered investment company and the general provisions of

the Act.

Sections 5(a)(1) and 2(a)(32) of the Act

3.        Section 5(a)(1) of the Act defines an "open-end company" as a management

investment company that is offering for sale or has outstanding any redeemable security of which

it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other

than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is

entitled to receive approximately a proportionate share of the issuer's current net assets, or the

cash equivalent. Applicants request an order to permit the Trust to register as an open-end

management investment company and redeem Shares in Creation Units only. Applicants state

that each investor is entitled to purchase or redeem Creation Units rather than trade the

individual Shares in the secondary market. Applicants further state that because of the arbitrage

possibilities created by the redeemability of Creation Units, it is expected that the market price of

an individual Share will not vary materially from its NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.        Section 22(d) of the Act, among other things, prohibits a dealer from selling a

redeemable security, which is currently being offered to the public by or through a principal

underwriter, except at a current public offering price described in the prospectus. Rule 22c-1

under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV.  Applicants state that secondary market trading

in Shares will take place at negotiated prices, rather than at the current offering price described in

the Fund's Prospectus.  Thus, purchases and sales of Shares in the secondary market will not

comply with section 22(d) of the Act and rule 22c-1 under the Act.  Applicants request an

exemption under section 6(c) from these provisions.

5.        Applicants assert that the concerns sought to be addressed by section 22(d) of the

Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed

method of pricing Shares.  Applicants maintain that while there is little legislative history

regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been

intended (a) to prevent dilution caused by certain riskless-trading schemes by principal

underwriters and contract dealers, (b) to prevent unjust discrimination or preferential treatment

among buyers, and (c) to ensure an orderly distribution of shares by eliminating price

competition from brokers offering shares at less than the published sales price and repurchasing

shares at more than the published redemption price.

6.        Applicants state that (a) secondary market transactions in Shares would not cause

dilution for owners of such Shares because such transactions do not involve the Trust or Funds as

parties, and (b) to the extent different prices exist during a given trading day, or from day to day,

such variances occur as a result of third-party market forces, such as supply and demand.

Therefore, applicants assert that secondary market transactions in Shares will not lead to

discrimination or preferential treatment among purchasers.  Finally, applicants contend that the

proposed distribution system will be orderly because arbitrage activity will ensure that the

difference between the market price of Shares and their NAV remains immaterial.

7.      Section 22(e) of the Act generally prohibits a registered investment company

from suspending the right of redemption or postponing the date of payment of redemption

proceeds for more than seven days after the tender of a security for redemption.  Applicants

observe that the settlement of redemptions of Creation Units of Global Funds will be contingent

not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles in

foreign markets in which those Funds invest.  Applicants assert that, under certain circumstances,

the delivery cycles for transferring Portfolio Positions to redeeming investors, coupled with local

market holiday schedules, may require a delivery process of up to 15 calendar days.  Applicants

therefore request relief from section 22(e) in order for each Global Fund to provide payment or

satisfaction of redemptions within the maximum number of calendar days required for such

payment or satisfaction in the principal local market(s) where transactions in its Portfolio

Positions customarily clear and settle, but in any event, within a period not to exceed fifteen

calendar days.[18]

8.      Applicants submit that Congress adopted section 22(e) to prevent unreasonable,

undisclosed or unforeseen delays in the actual payment of redemption proceeds.  Applicants state

that allowing redemption payments for Creation Units of a Global Fund to be made within 15

calendar days would not be inconsistent with the spirit and intent of section 22(e).[19]  Applicants

state that each Global Fund's statement of additional information ("SAI") will disclose those

local holidays (over the period of at least one year following the date of the SAI), if any, that are

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[18] Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations that they may otherwise have under rule 15c6-1 under the Exchange Act, which requires that most securities transactions be settled within three business days of the trade date.

[19] Certain countries in which a Global Fund may invest have historically had settlement periods of up to 15 calendar days.

expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to 15 calendar days, needed to deliver the proceeds for that Global Fund. Applicants are not seeking relief from section 22(e) with respect to Global Funds that do not effect redemptions of Creation Units in kind.

Sections 17(a)(1) and (2) of the Act

9.      Section 17(a)(1) and (2) of the Act generally prohibit an affiliated person of a registered investment company, or an affiliated person of such a person ("second tier affiliate"), from selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include any person directly or indirectly owning, controlling, or holding with power to vote 5% or more of the outstanding voting securities of the other person and any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act defines "control" of a fund as "the power to exercise a controlling influence over the management or policies" of the fund and provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities. The Funds may be deemed to be controlled by an Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by an Adviser (an "Affiliated Fund").

10.      Applicants request an exemption from section 17(a) under sections 6(c) and 17(b) to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (a) holding 5% or more, or more than 25%, of the outstanding Shares of one or more

Funds; (b) an affiliation with a person with an ownership interest described in (a); or (c) holding

5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

11.     Applicants assert that no useful purpose would be served by prohibiting the

affiliated persons described above from making in-kind purchases or in-kind redemptions of

Shares of a Fund in Creation Units.  Both the deposit procedures for in-kind purchases of

Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly

the same manner for all purchases and redemptions.  The valuation of the Deposit Instruments

and Redemption Instruments will be made in the same manner, and in the same manner as the

Fund's Portfolio Positions, regardless of the identity of the purchaser or redeemer.  Except with

respect to cash determined in accordance with the procedures described in section I.G.1. of the

application, Deposit Instruments and Redemption Instruments will be the same for all purchasers

and redeemers.  Therefore, applicants state that the in-kind purchases and redemptions will

afford no opportunity for the specified affiliated persons of a Fund to effect a transaction

detrimental to other holders of Shares of that Fund.  Applicants do not believe that in-kind

purchases and redemptions will result in abusive self-dealing or overreaching of the Fund.

Applicant's Conditions:

        Applicants agree that any order of the Commission granting the requested relief will be

subject to the following conditions:

        1.     As long as the Funds operate in reliance on the requested order, the Shares of the

Funds will be listed on a Listing Exchange.

        2.     Neither the Trust nor any Fund will be advertised or marketed as an open-end

investment company or a mutual fund.  Any advertising material that describes the purchase or

sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

3.      The website for the Funds, which is and will be publicly accessible at no charge, will contain on a per Share basis, for each Fund, the prior Business Day's NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.      On each Business Day, before commencement of trading in Shares on the Listing Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Positions held by the Fund that will form the basis for the Fund's calculation of NAV at the end of the Business Day.

5.      The Adviser or any Fund Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.      The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed exchange-traded funds.

For the Commission, by the Division of Investment Management, under delegated authority.


Brent J. Fields
Secretary